FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of  June

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

14 June 2010

HSBC APPOINTS NIALL BOOKER
AS NORTH AMERICA CEO

Ø
Brendan McDonagh announces his retirement from HSBC

Niall Booker has been promoted to Chief Executive Officer of HSBC North America Holdings Inc. with effect from 1 August 2010, succeeding Brendan McDonagh who has announced his retirement with effect from 31 July 2010 after more than 30 years with the Group.

Niall, age 51, currently Deputy Chief Executive Officer of HSBC North America Holdings Inc. and Chief Executive Officer of HSBC Finance Corporation, also becomes a Group Managing Director and joins the Group Management Board with effect from 1 August 2010.

He joined HSBC in 1981 and has extensive international experience across nine countries, including having served as Deputy Chairman and Chief Executive Officer of HSBC Middle East and Chief Executive Officer, India.

Michael Geoghegan, HSBC's Group Chief Executive said: "The combination of Niall's four US postings during his HSBC career to date and his international experience mean that he is Brendan's obvious successor for the next phase of developing our business in North America.

"I would like to thank Brendan for his significant contributions across many areas in HSBC and wish him all the best for the future. Since joining the Group in September 1979, Brendan has held a variety of senior positions and managed businesses in North America, Europe, Asia and the Middle East. He has worked in the U.S. since September 2002 and has been instrumental in leading our business there through particularly challenging times in addition to the continued growth in our core businesses."

A photograph and biography for Niall Booker are available from the media contacts below.

Media enquiries to:
Diane Bergan	Patrick McGuinness
HSBC North America	HSBC Holdings plc
+1 224 544 3310	+44 (0) 20 7991 0111
diane.soucy.bergan@us.hsbc.com	patrickmcguinness@hsbc.com

Notes to editors:

1.
HSBC North America Holdings Inc
HSBC North America Holdings Inc. is one of the ten largest bank holding companies in the United States, with assets of $345 billion at 31 March 2010 (US GAAP). The company's businesses serve customers in the following key areas: personal financial services, credit cards, specialty insurance products, commercial banking, private banking, and global banking and markets.

2.  The HSBC Group
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 8,000 offices in 88 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$2,364 billion at 31 December 2009, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                       By:

                                                                                                                          Name: P A Stafford

                                                                                                                                            Title: Assistant Group Secretary

                                                                                                                                                                                                          Date: 14 June, 2010